15045981

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47372

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Source Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

276 Post Road West
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Harris (203) 341-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488 (Address) Shelton (City) CT (State) 06484 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Source Capital Group, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jacqueline Amanda Kabak
NOTARY PUBLIC
State of Connecticut
My Commission Expires Sept. 30, 2019

Jacqueline Amanda Kabak
Notary Public

David Harris
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

SOURCE CAPITAL GROUP, INC.

Report Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

Year Ended December 31, 2014

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.

Certified Public Accountants / Business Consultants

Financial Statements

SOURCE CAPITAL GROUP, INC.

Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission

Year Ended December 31, 2014

SOURCE CAPITAL GROUP, INC.

Year Ended December 31, 2014

CONTENTS

DH L&S

Dworken, Hillman, LaMorte & Sterczala, P.C.
Certified Public Accountants / Business Consultants

Jennifer S. Bull, CPA
James G. Cosgrove, CPA
Michael F. Ganino, CPA
Eric N. Hendlin, CPA
William C. Lesko, CPA
Alberto C. Martins, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

Report of Independent Registered Public Accounting Firm

Shareholder
Source Capital Group, Inc.

We have audited the accompanying financial statements of Source Capital Group, Inc. (the Company) (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 contained on page 15 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 26, 2015
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

SOURCE CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

Assets	
Current assets:	
Cash and cash equivalents	$ 278,135
Receivables from clearing brokers	502,718
Deposits with clearing organizations	100,000
Securities owned	53,273
Prepaid expenses and other current assets	556,040
Total current assets	1,490,166
Property and equipment	24,460
Security deposits	4,972
Other	2,090
Total Assets	$1,521,688
Liabilities and Shareholder's Equity	
Current liabilities:	
Current portion of long-term debt	$ 24,201
Accounts payable and accrued expenses	728,832
Total current liabilities	753,033
Long-term debt, net of current portion	41,152
Total Liabilities	794,185
Commitments and contingencies (Note 7)	
Shareholder's equity:	
Common stock, $1 par value; 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid in capital	1,691,306
Deficit	(963,903)
Total Shareholder's Equity	727,503
Total Liabilities and Shareholder's Equity	$1,521,688

See notes to financial statements.

SOURCE CAPITAL GROUP, INC.

STATEMENT OF INCOME

Year Ended December 31, 2014

Revenue:	
Commissions	**$ 4,102,952**
Investment banking	**6,117,194**
Investment advisory income	**1,452,181**
Other securities revenue	**472,699**
Other income	**395,761**
Interest income	**178,571**
	12,719,358
Expenses:	
Employees' compensation and commissions	**10,247,355**
Officers' salaries	**706,157**
Rent and occupancy costs	**397,781**
Professional services	**413,518**
Transaction fees	**280,458**
Payroll taxes and benefits	**173,339**
Filing fees, dues and subscriptions	**105,620**
Office operations	**120,892**
Travel and entertainment	**68,082**
Service fees	**72,929**
Bad debts	**22,842**
Insurance	**45,744**
Miscellaneous	**17,707**
Depreciation	**12,691**
Trading/broker errors and settlements	**13,751**
Marketing and advertising	**351**
Interest expense	**4,397**
	12,703,614
Net income	**$ 15,744**

See notes to financial statements.

SOURCE CAPITAL GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock	Additional Paid in Capital	Deficit	Total
Balance, January 1, 2014	**$100**	**$1,691,306**	**($829,647)**	**$861,759**
Distributions to shareholder			(150,000)	(150,000)
Net income			15,744	15,744
Balance, December 31, 2014	**$100**	**$1,691,306**	**($ 963,903)**	**$727,503**

See notes to financial statements.

SOURCE CAPITAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Subordinated liabilities at January 1, 2014	$35,000 *
Subordinated liabilities at December 31, 2014	$ 0

* *The subordinated liabilities qualify as equity capital under the provisions of the Securities and Exchange Rule 15C(3)-1(d).*

See notes to financial statements.

SOURCE CAPITAL GROUP, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	**$ 15,744**
Adjustments to reconcile net income to net cash (used in) operating activities;	
Depreciation	**12,691**
Accrued FINRA fine	**75,000**
Changes in operating assets and liabilities:	
Receivables from clearing brokers	**578,087**
Securities owned, net of securities sold	**15,214**
Prepaid expenses and other current assets	**(179,175)**
Security deposits and other noncurrent assets	**43,904**
Accounts payable and accrued expenses	**(667,437)**
Net cash (used in) operating activities	**(105,972)**
Cash flows from investing activities:	
Capital expenditures	**(4,035)**
Deposit with clearing organizations	**153,289**
Net cash provided by investing activities	**149,254**
Cash flows from financing activities:	
Distributions to shareholder	**(150,000)**
Repayment of subordinated debt	**(35,000)**
Repayment of long-term debt	**(24,389)**
Net cash (used in) financing activities	**(209,389)**
Net change in cash and cash equivalents	**(166,107)**
Cash and cash equivalents, beginning	**444,242**
Cash and cash equivalents, ending	**$278,135**

See notes to financial statements.

SOURCE CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2014

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

Source Capital Group, Inc. (the "Company") organized and incorporated in the State of Delaware, as Source Securities Corp., commenced business on June 1, 1994 and on November 2, 2001 changed its name to Source Capital Group Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission and is the member of The Financial Industry Regulatory Authority (FINRA). In this capacity, the Company executes customer and principal transactions and performs underwriting and investment banking services.

The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a fully disclosed clearance agreement.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to monitor its exposure continuously to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2014, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. Subsequent to December 31, 2014, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies:

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Marketable securities are valued at fair value.

Fair value measurement:

Securities owned are reported at fair value. Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

The three levels of the fair value hierarchy under ASC 820, along with a brief description of each, are as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices of identical or similar assets or liabilities in inactive markets;
- observable inputs for the asset or liability other than quoted prices; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Investment banking:

Investment banking represents fees and commissions earned from private placement of securities and sale of interests in oil and gas limited partnerships. Fees are earned and recognized upon closing of each transaction.

Investment advisory:

Investment advisory revenue is recognized in the period in which the service is performed.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Other securities revenue:

Other securities revenue is derived from the following sources and is recognized in the following manner:

Clearing service charges are recognized upon receipt of verified notification from the clearing agent; insurance commission income and related commission compensation are recorded when the insurance contract sale has been closed; and fund raising consulting income and related commission compensation are recorded as income and expense, respectively, when the client has received the capital contribution, for which the consulting fee is rendered.

Income taxes:

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items such as income, loss, credits and deductions are not taxed within the Company but are reported on the income tax return of the shareholder for federal and state tax purposes. The Company is subject to corporate income taxes in certain states.

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. The Company's income tax returns for the three years ended December 31, 2013 are subject to examination by taxing authorities.

2. **Related party transactions:**

Included in prepaid expenses and other current assets is $420,000 of advances to employees and brokers at December 31, 2014.

The Company earned approximately $768,000 in 2014 in investment banking fee revenue from a company whose president is married to a branch office manager of the Company.

3. **Property and equipment:**

Office and computer equipment	$113,707
Leasehold improvements	5,835
	119,542
Less accumulated depreciation	95,082
	$ 24,460

4. **Securities owned:**

Securities owned consist of equity securities of corporate issuers.

The following tables set forth the fair value of Plan assets, by level, within the ASC 820 fair value hierarchy, as of December 31, 2014:

	December 31, 2014 Fair Value Measurements Using:			
	Level 1	**Level 2**	**Level 3**	**Total**
Equity securities	$51,201	$ 2,072		$53,273

5. **Long-term debt:**

Note Payable to FINRA, due in monthly installments of $2,300, including interest at 6.25%, through July 2017. The obligation is unsecured.	$65,353
Less current portion	24,201
	$41,152

Principal payments of long-term debt as of December 31, 2014 are as follows:

Year Ending December 31:	
2015	$24,201
2016	25,758
2017	15,394
	$65,353

6. **Employee benefits:**

The Company maintains an employee retirement plan under which employees may defer a portion of their annual compensation, pursuant to Section 401(k) of the Internal Revenue Code. The Company can match employee contributions up to 25% of every dollar a participant contributes up to 3% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were $6,100 in 2014.

7. **Commitments and contingencies:**

Leases:

The Company leases office space under noncancellable operating leases expiring at various dates through August 2021. The office leases contain escalation clauses. A revision of the lease for the Scottsdale, Arizona office took effect on January 1, 2012 and caused a reduction in basic rent. Separately, management agreed to subsidize the Scottsdale rent for the benefit of the representatives occupying that space.

Future minimum lease payments on these leases are as follows:

Year ending December 31:	
2015	$ 457,100
2016	501,300
2017	424,500
2018	430,400
2019	432,400
Thereafter	727,200
	$2,972,900

Rent expense was $373,300 in 2014. Rent expense is reported net of $132,900 of reimbursements from various representatives in 2014.

Contingencies:

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business activities. In the opinion of management, these claims are not expected to have a material adverse effect on the Company's operations.

7. **Commitments and contingencies** (continued):

Clearing agreement:

The Company has a clearing agreement with Sterne Agee, LLC through April 7, 2019. The agreement includes an incentive clause that will allow the Company to earn up to $50,000 annually if levels of average balance of custodied assets are met, as defined.

8. **Concentrations:**

Approximately 54% of the Company's investment banking income for 2014 was derived from four clients. The Company considers this to be within the normal range of its mixture of smaller and larger transactions. The Company had outstanding accounts receivable from these clients of approximately $24,600 at December 31, 2014.

9. **Supplemental disclosure of cash flow information:**

Cash paid for interest was $4,397 in 2014.

Supplemental disclosure of non-cash operating and financing activities

During 2014, the Company financed $75,000 of a $100,000 fine assessed by FINRA.

10. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

11. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $129,920 which exceeded the minimum requirement by $29,920. The Company's net capital ratio was 6.11 to 1 at December 31, 2014.

12. **Subsequent events:**

Management has evaluated subsequent events through February 26, 2015, the date which the financial statements were available for issue.

SOURCE CAPITAL GROUP, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2014

Credits:	
Shareholder's equity	$ 727,503
Less non-allowable assets:	
Prepaid expenses and other current assets	556,040
Property and equipment, net	24,460
Restricted securities and other assets	7,062
	587,562
Net capital before haircuts on securities positions	139,941
Haircuts on securities positions	10,021
Net capital	129,920
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $100,000)	100,000
Excess of net capital	$ 29,920
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 728,832
Note payable	65,353
Total aggregate indebtedness	$ 794,185
Ratio of total aggregate indebtedness to net capital	6.11 to 1

Note: There are no differences between the above calculation and the calculation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2014.

DH L&S
DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Report of Independent Registered Public Accounting Firm

Shareholder
Source Capital Group, Inc.

We have reviewed management's statements, included in the accompanying Source Capital Group, Inc. Exemption Report June 1, 2014 – December 31, 2014, in which Source Capital Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Source Capital Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Source Capital Group, Inc. stated that Source Capital Group, Inc. met the identified exemption provisions for the period from June 1, 2014 to December 31, 2014 without exception. Source Capital Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Source Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Shelton, Connecticut
February 26, 2015

Dworken, Hillman, LaMorte & Sterczala, P.C.

Source
Capital Group

Source Capital Group, Inc. Exemption Report
June 1, 2014 – December 31, 2014

Source Capital Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2) (ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) for the period June 1, 2014 through December 31, 2014 without exception.

____
Source Capital Group, Inc.

I, Russell Newton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: FINOP/CFO

Date: 2/13/2015

CELEBRATING 25 YEARS 1990 2015

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Shareholder
Source Capital Group, Inc.
Westport, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Source Capital Group, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Source Capital Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Source Capital Group, Inc.'s management is responsible for Source Capital Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (wire transfer for $11,224 dated July 30, 2014 and wire transfer for $17,185 dated February 19, 2015), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Focus filings and general ledger) supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2015
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*********929*******************ALL FOR AADC 105
047372 FINRA DEC
SOURCE CAPITAL GROUP INC
276 POST RD W
WESTPORT CT 06880-4703

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Russel W. Newton (203) 341-3500

2. A. General Assessment (item 2e from page 2) $ 28,409

B. Less payment made with SIPC-6 filed (**exclude interest**) (11,224)

7/30/2015
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 17,185

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 17,185

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ (WIRE) $ 17,185

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Source Capital Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of February, 2015.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,719,358
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	9,903
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	9,903
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	746,168
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	220,111
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Please refer to schedule attached (Deductions in excess of $100,000 require documentation)	356,646
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4,371	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 42,597	
Enter the greater of line (i) or (ii)	42,597
Total deductions	1,365,521
2d. SIPC Net Operating Revenues	$ 11,363,740
2e. General Assessment @ .0025	$ 28,409

(to page 1, line 2.A.)

Source Capital Group, Inc.
General Ledger
As of December 31, 2014

Type	Date	Name	Memo	Amount
3040 · Retained Earnings				
Total 3040 · Retained Earnings				
4200 · Consulting Income				
4201 · Cove View Consulting				
Deposit	1/17/2014	Cove View Advisors...	Dig. Ally; Cv. View; Hall; Trails	2,500.00
Deposit	2/28/2014	Cove View Advisors...	Trails	9,000.00
Deposit	4/10/2014	Cove View Advisors...	Trails	7,500.00
General Journal	5/31/2014	Cove View Advisors...	6/20 Deposit	4,500.00
Deposit	6/20/2014	Cove View Advisors...	Trails	1,500.00
Total 4201 · Cove View Consulting				25,000.00
4203 · M&A, I. Banking Consulting				
Deposit	1/23/2014	Digital Ally, Inc.	Trails	1,388.88
Deposit	2/20/2014	Digital Ally, Inc.	Boesel	1,388.88
Deposit	3/25/2014	Digital Ally, Inc.	Boesel	1,388.88
Deposit	3/31/2014	Digital Ally, Inc.	Boesel	10,000.00
Deposit	6/11/2014	Iveda Solutions	Boesel	50,000.00
Deposit	11/28/2014	Sea Breeze Power ...	$750 - Bill Lemon, $250 - Todd Coffin, Sept/Oct/Nov C...	1,000.00
Total 4203 · M&A, I. Banking Consulting				65,166.64
4205 · Fairness Opinions				
Deposit	1/27/2014	Crexendo, Inc.	Grover	5,000.00
Deposit	3/25/2014	Crexendo, Inc.	Grover	5,000.00
Total 4205 · Fairness Opinions				10,000.00
Total 4200 · Consulting Income				100,166.64
4550 · Business Loan Origination Fees				
General Journal	4/30/2014	Versant Funding LLC	5/09 Deposit, Arconti - Business Loan origination fee	1,561.99
General Journal	10/1/2014	Versant Funding LLC	11/24 Deposit - Arconti - Bus. Loan Origination Fee	4,622.74
General Journal	11/1/2014	Versant Funding LLC	12/10 Deposit - Arconti	59.62
Total 4550 · Business Loan Origination Fees				6,244.35
7010 · Other Interest Income				
7011 · Money Market Interest				
Deposit	1/31/2014	Bank of America	MM Acct. Interest	2.95
General Journal	1/31/2014	First Clearing	MM Dividends Propr. Accts.	2.58
General Journal	1/31/2014	First Clearing	From Acct. # 7399-3207	4.87
General Journal	2/28/2014	First Clearing	MM Dividends Propr. Accts.	2.64
General Journal	2/28/2014	First Clearing	From Acct. # 7399-3207	4.01
Deposit	2/28/2014	Bank of America	MM Acct. Interest	0.30
Deposit	3/31/2014	Bank of America	MM Acct. Interest	0.14
General Journal	3/31/2014	First Clearing	MM Dividends Propr. Accts.	2.47
General Journal	3/31/2014	First Clearing	From Acct. # 7399-3207	5.39
Deposit	4/30/2014	Bank of America	MM Acct. Interest	0.02
General Journal	4/30/2014	First Clearing	MM Dividends Propr. Accts.	1.44
General Journal	4/30/2014	First Clearing	From Acct. # 7399-3207	4.02
General Journal	5/31/2014	First Clearing	MM Dividends Propr. Accts.	1.70
General Journal	5/31/2014	First Clearing	From Acct. # 7399-3207	3.63
Deposit	5/31/2014	Bank of America	MM Acct. Interest	0.02
General Journal	6/30/2014	First Clearing	MM Dividends Propr. Accts.	1.24
General Journal	6/30/2014	First Clearing	From Acct. # 7399-3207	4.10
Deposit	6/30/2014	Bank of America	MM Acct. Interest	0.02
Deposit	7/31/2014	Bank of America	MM Acct. Interest	10.66
General Journal	7/31/2014	First Clearing	MM Dividends Propr. Accts.	1.47
General Journal	7/31/2014	First Clearing	From Acct. # 7399-3207	4.98
Deposit	8/31/2014	Bank of America	Interest	45.15
General Journal	8/31/2014	First Clearing	MM Dividends Propr. Accts.	2.08
General Journal	8/31/2014	First Clearing	From Acct. # 7399-3207	4.73
General Journal	9/30/2014	Sterne Agee	MM Dividends Propr. Accts.	0.43
General Journal	9/30/2014	Sterne Agee	Acct.# 7727 9928 - Capital Deposit	0.88
General Journal	10/31/2014	Sterne Agee	MM Dividends Propr. Accts.	0.41
General Journal	10/31/2014	Sterne Agee	From Acct. # 7399-3207	0.77
Deposit	11/28/2014		Interest	0.20
General Journal	11/30/2014	Sterne Agee	MM Dividends Propr. Accts.	0.56
General Journal	12/1/2014	Sterne Agee	To Correct Entry #10-11	0.73
General Journal	12/31/2014	Sterne Agee	MM Dividends Propr. Accts.	0.25

Source Capital Group, Inc.
General Ledger
As of December 31, 2014

Type	Date	Name	Memo	Amount
Deposit	12/31/2014		Interest	0.28
Total 7011 · Money Market Interest				115.12
7010 · Other Interest Income - Other				
General Journal	10/31/2014	Sterne Agee	Deposit Int.	1.60
General Journal	11/30/2014	Sterne Agee	"Deposit Interest" From Settlement Statement	0.89
General Journal	12/31/2014	Sterne Agee	Capital Deposit Acct.	0.79
Total 7010 · Other Interest Income - Other				3.28
Total 7010 · Other Interest Income				118.40
7030 · Other Income				
7033 · Broker Bond Income				
General Journal	1/31/2014	Independent Reps	Monhtly Amortization of Reps Contributions	1,250.00
General Journal	2/28/2014	Independent Reps	Monhtly Amortization of Reps Contributions	1,250.00
General Journal	3/31/2014	Independent Reps	Monhtly Amortization of Reps Contributions	1,250.00
General Journal	4/30/2014	Independent Reps	Monhtly Amortization of Reps Contributions	1,250.00
General Journal	5/31/2014	Independent Reps	Monhtly Amortization of Reps Contributions	1,200.00
General Journal	6/30/2014	Independent Reps	Monhtly Amortization of Reps Contributions	1,200.00
General Journal	7/31/2014	Independent Reps	Monhtly Amortization of Reps Contributions	1,200.00
General Journal	8/31/2014	Independent Reps	Monhtly Amortization of Reps Contributions	1,200.00
General Journal	9/30/2014	Independent Reps	Monhtly Amortization of Reps Contributions	1,000.00
General Journal	10/31/2014	Independent Reps	Monhtly Amortization of Reps Contributions	1,100.00
General Journal	11/30/2014	Independent Reps	Monhtly Amortization of Reps Contributions	1,100.00
General Journal	12/31/2014	Independent Reps	Monhtly Amortization of Reps Contributions	1,000.00
Total 7033 · Broker Bond Income				14,000.00
7030 · Other Income - Other				
Deposit	1/10/2014	Bank of America	Bank keypunch Error	0.30
General Journal	1/31/2014	First Clearing	Abandoned Accounts - Acct. 8934-5683	0.29
General Journal	1/31/2014	Independent Reps	To Reclass 2013 Firm CE Collections from Collection ...	600.00
General Journal	2/28/2014	First Clearing	Abandoned Accounts - Acct. 8934-5683	0.12
General Journal	2/28/2014	Independent Reps	To Reclass 2013 Firm CE Collections from Collection ...	300.00
Deposit	3/31/2014	Sarapuu, Ingrid	2013 CE	150.00
Deposit	3/31/2014	Sarapuu, Ingrid	Trails	159.00
General Journal	4/15/2014	Domoracki, Gary	2013 CE/Compliance	300.00
General Journal	4/30/2014	First Clearing	Abandoned Accounts - Acct. 8934-5683	0.01
General Journal	4/30/2014	Independent Reps	2013 CE Withheld from pay	150.00
General Journal	4/30/2014	Independent Reps	To Reclass Firm CE Collections from Collection Account	1,605.00
General Journal	5/31/2014	First Clearing	Abandoned Accounts - Acct. 8934-5683	2.33
General Journal	5/31/2014	Independent Reps	To Reclass Firm CE Collections from Collection Account	900.00
General Journal	6/30/2014	Wyman, Andrew	Patterson 2013 CE/Compliance Fees - W/Held From Pay	225.00
General Journal	6/30/2014	Independent Reps	To Reclass Firm CE Collections from Collection Account	825.00
General Journal	7/31/2014	First Clearing	Abandoned Accounts - Acct. 8934-5683	0.16
General Journal	7/31/2014	Independent Reps	To Reclass Firm CE Collections from Collection Account	5,475.00
General Journal	8/19/2014	Sterne Agee	SIGN-UP FEE	200,000.00
General Journal	8/31/2014	First Clearing	Abandoned Accounts - Acct. 8934-5683	0.08
General Journal	8/31/2014	Independent Reps	To Reclass Firm CE Collections from Collection Account	900.00
General Journal	9/30/2014	First Clearing	Confiscated from Abandoned Accounts	27.17
General Journal	9/30/2014	Sterne Agee	Ticket Charges Refunded From Settlement Statement	0.03
General Journal	9/30/2014	Independent Reps	To Reclass Firm CE Collections from Collection Account	150.00
General Journal	10/31/2014	Sterne Agee	Confiscated from Closed Accts.	0.11
General Journal	10/31/2014	Independent Reps	To Reclass Firm CE Collections from Collection Account	3,675.00
Deposit	11/28/2014	Athilon Structured I...	Fulfillment of Information Request to Assist Attorneys ...	11,900.00
General Journal	11/30/2014	Independent Reps	To Reclass Firm CE Collections from Collection Account	1,045.00
General Journal	11/30/2014	Sterne Agee	Confiscated from Closed Accts.	0.93
Deposit	12/30/2014	Athilon Structured I...	Compliance Assist w/ Data Extraction - Nov 2014	2,400.00
Deposit	12/30/2014	Murphy, Neil D.	2012 & 2013 CE/Compliance	115.00
General Journal	12/31/2014	Independent Reps	To Reclass Firm CE Collections from Collection Account	5,211.00
Total 7030 · Other Income - Other				236,116.53
Total 7030 · Other Income				250,116.53
TOTAL				**356,645.92**